TSMC Reports Fourth Quarter EPS of NT$9.21

HSINCHU, Taiwan, R.O.C., Jan. 18, 2024 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$625.53 billion, net income of NT$238.71 billion, and diluted earnings per share of NT$9.21 (US$1.44 per ADR unit) for the fourth quarter ended December 31, 2023.

Year-over-year, fourth quarter revenue was essentially flat while net income and diluted EPS both decreased 19.3%. Compared to third quarter 2023, fourth quarter results represented a 14.4% increase in revenue and a 13.1% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $19.62 billion, which decreased 1.5% year-over-year but increased 13.6% from the previous quarter.

Gross margin for the quarter was 53.0%, operating margin was 41.6%, and net profit margin was 38.2%.

In the fourth quarter, shipments of 3-nanometer accounted for 15% of total wafer revenue; 5-nanometer accounted for 35%; 7-nanometer accounted for 17%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 67% of total wafer revenue.

“Our fourth quarter business was supported by the continued strong ramp of our industry-leading 3-nanometer technology,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into first quarter 2024, we expect our business to be impacted by smartphone seasonality, partially offset by continued HPC-related demand.”

Based on the Company’s current business outlook, management expects the overall performance for first quarter 2024 to be as follows:

•Revenue is expected to be between US$18.0 billion and US$18.8 billion;
And, based on the exchange rate assumption of 1 US dollar to 31.1 NT dollars,
•Gross profit margin is expected to be between 52% and 54%;
•Operating profit margin is expected to be between 40% and 42%.

The management further expects the 2024 capital budget to be between US$28 billion and US$32 billion.

TSMC’s 2023 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)

	4Q23 Amount[a]	4Q22 Amount	YoY Inc. (Dec.) %	3Q23 Amount	QoQ Inc. (Dec.) %
Net sales	625,529	625,532	(0.0)	546,733	14.4
Gross profit	331,768	389,185	(14.8)	296,643	11.8
Income from operations	260,205	325,041	(19.9)	228,065	14.1
Income before tax	278,281	334,670	(16.8)	241,940	15.0
Net income	238,712	295,904	(19.3)	211,000	13.1
EPS (NT$)	9.21[b]	11.41[b]	(19.3)	8.14[b]	13.1
a: 4Q2023 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Deputy Spokesperson: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Media Contacts: Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com